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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person

Cardinal Health, Inc.
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   (Last)               (First)                 (Middle)

5555 Glendon Court
--------------------------------------------------------------------------------
                                    (Street)

Dublin,                              Ohio                        43016
--------------------------------------------------------------------------------
   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)


10/08/98
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3. IRS Identification Number of Reporting Person (Voluntary)

31-0958666
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4. Issuer Name and Ticker or Trading Symbol

Allegiance Corporation, AEH
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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6. If Amendment, Date of Original (Month/Year)


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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.4)
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                           (Print or Type Responses)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option to purchase         (1)       (1)         Common Stock           22,284,538            (1)             D
shares of Common Stock,
par value $1.00 per share.
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====================================================================================================================================

Explanation of Responses:
(1) Pursuant to the Stock Option Agreement, dated as of October 8, 1998 (the "Stock Option Agreement"), by and between Cardinal Health, Inc., an Ohio corporation ("Cardinal"), and Allegiance Corporation, a Delaware corporation ("Allegiance"), Allegiance granted Cardinal an option (the "Option") to purchase from Allegiance, under certain circumstances and subject to certain adjustments, up to 22,284,538 authorized and unissued shares of Allegiance Common Stock at a price per share equal to the lower of (x) $38.46 or (y) the Exchange Ratio under the Agreement and Plan of Merger, dated as of October 8, 1998, by and among Cardinal, Boxes Merger Corp., a Delaware corporation and a wholly owned subsidiary of Cardinal, and Allegiance Corporation (the "Merger Agreement"), multiplied by the average of the closing prices (or if such securities should not trade on any trading day, the average of the bid and asked prices therefor on such day) of such Cardinal common shares, without par value ("Cardinal Common Shares") as reported on the New York Stock Exchange ("NYSE") Composite Tape during the five consecutive trading days ending on (and including) the trading day immediately prior to such date (or, if such Cardinal Common Shares are not traded on the NYSE, on such other exchange or quotation system on which such Cardinal Common Shares are then traded).

     The Option is exercisable, in whole or in part, at any time or from time to time if a Purchase Event (as defined in the Stock Option Agreement) has occurred; provided, however, that, to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur of: (i) the Effective Time of the Merger (as defined in the Merger Agreement); (ii) if no Purchase Event has occurred and the Merger Agreement is terminated in accordance with its terms pursuant to Section 7.1(a), Section 7.1(b), Section 7.1(c) (if the termination is by Allegiance because of a failure by Cardinal or an affiliate of Cardinal to perform any material covenant or obligation under the Merger Agreement, which failure has been the cause of, or resulted in, the failure of the Merger to occur on or before May 15, 1999), Section 7.1(f), Section 7.1(i), Section 7.1(j), or Section 7.1(k) of the Merger Agreement, then at the time of such termination; (iii) if a Purchase Event has occurred pursuant to Section 3(b)(iv) of the Stock Option Agreement and the Merger Agreement is terminated in accordance with its terms pursuant to
     Section 7.1(e) thereof, then at 5:00 p.m. New York City time on the date which is twelve months after such termination; or (iv) if a Purchase Event occurs other than pursuant to Section 3(b)(iv) of the Stock Option Agreement, then at 5:00 p.m. New York City time, on the date that is 135 days following the occurrence of the earliest Purchase Event; and provided, further, that if the Option cannot be exercised before its date of termination as a result of any injunction, order or similar restraint issued by a court of competent jurisdiction, the Option shall expire on the tenth business day after such injunction, order or restraint shall have been dissolved or when such injunction, order or restraint shall have become permanent and no longer subject to appeal, as the case may be, but in no event later than twelve months after the occurrence of a Purchase Event. As of the date hereof, the Option is not exercisable.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).




                                                           October 19, 1998
---------------------------------------------             -------------------
CARDINAL HEALTH, INC.                                            Date
By:  George H. Bennett, Jr.
     Executive Vice President, General Counsel
     and Secretary